UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2014

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: July 29, 2014

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES SECOND QUARTER 2014 RESULTS

$23.2 million Revenue ; $2.7 million Operating Income on a Non GAAP basis; On track with the 3D Inkjet product

MIGDAL HAEMEK, Israel – July 29, 2014 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced its financial results for the quarter ended June 30, 2014.

Highlights of the Second Quarter of 2014
•	Revenues of $23.2 million;
•	Non-GAAP and GAAP Gross margins of $11.5 million, representing 49.5% of revenues;
•	Non-GAAP and GAAP operating income of $2.7 million and $2.6 million, respectively, representing 11.5% and 11.1% of revenues, respectively; and
•	Non-GAAP net income of $2.3 million; GAAP net income of $2.0 million.

Rafi Amit, Camtek’s Chairman and CEO, commented, “We are pleased with the results and the progress we have made during the second quarter.”

Continued Mr. Amit, "Our new product strategy is progressing well. With regard to the commercialization process of our 3D Functional Ink-Jet Technology product, Gryphon, our two beta sites have been ongoing for a few months and so far, we are happy with the results. The more we run the machine in a production environment, as well as meeting with potential customers, the more confident we become in our belief that Ink-Jet technology for solder-mask will be the dominant technology in the PCB industry for years to come. We remain on track and expect initial commercial Gryphon installations at customers to begin in the fourth quarter, with revenues expected in 2015. Our other recently launched next-generation semiconductor inspection and metrology platform for the advanced packaging market, Eagle, is also gaining strong traction especially among leading OSATs.  We look forward to unleashing and realizing the potential within our new products and expect them to increasingly contribute to our future revenues."

Concluded Mr. Amit, "Our existing business continues to show solid performance, and overall Camtek is on track for a good year. In the third quarter, we expect revenues to remain around the same level as that of the second quarter."

Second quarter 2014 Financial Results

Revenues for the second quarter of 2014 were $23.2 million. This is a 4% improvement compared to revenues of $22.3 million in the second quarter of 2013.

Gross profit on a GAAP basis in the quarter totaled $11.5 million (49.5% of revenues), a 17% improvement compared to $9.8 million (44.0% of revenues) in the second quarter of 2013. The improved gross margin is mainly due to a favorable revenue mix in the quarter.

Gross profit on a non-GAAP basis in the quarter was $11.5 million (49.5% of revenues), a 16% improvement compared to $9.9 million (44.4% of revenues) in the second quarter of 2013.

Operating income on a GAAP basis in the quarter was $2.6 million (11.1% of revenues), compared with an operating income of $1.0 million (4.5% of revenues) in the second quarter of 2013.

Operating income on a non-GAAP basis in the quarter was $2.7 million (11.5% of revenues) compared with non-GAAP operating income of $1.2 million (5.4% of revenues) in the second quarter of 2013.

Net income on a GAAP basis in the quarter totaled $2.0 million (8.7% of revenues) or $0.07 per share, compared to a net income of $0.3 million (1.5% of revenues) or $0.01 per share in the second quarter of 2013.

Net income on a non-GAAP basis in the quarter was $2.3 million (10.0% of revenues) or $0.08 per share, compared to non-GAAP net income of $1.0 million (4.5% of revenues) or $0.03 per share in the second quarter of 2013.

Cash, cash equivalents and short-term deposits as of June 30, 2014 were $20.0 million compared to $22.5 million as of December 31, 2013. The company used $3.0 million in cash flow for operating activities during the second quarter of 2014 mainly as a result of collection timing.

Conference Call

Camtek will host a conference call today, July 29, 2014, at 9:00 am ET.

Rafi Amit, Chairman and CEO, and Moshe Eisenberg, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:	1 888 668 9141	at 9:00 am Eastern Time
Israel:	03 918 0609	at 4:00 pm Israel Time
International:	+972 3 918 0609

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Use of non-GAAP Measures

This press release provides financial measures that exclude certain items such as: (i) amortization of acquired intangible assets and revaluation of liabilities with respect to the acquisitions of Sela and Printar; and (ii) share based compensation expenses, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Consolidated Balance Sheets

(In thousands)

	June 30,	December 31,
	2014	2013
	U.S. Dollars (In thousands)
Assets

Current assets
Cash and cash equivalents	11,563	16,495
Short-term deposits	8,500	6,000
Trade accounts receivable, net	31,579	27,048
Inventories	19,041	17,911
Due from affiliated companies	231	233
Other current assets	2,201	1,913
Deferred tax asset	788	938

Total current assets	73,903	70,538

Fixed assets, net	13,837	14,481

Long term inventory	1,979	2,225
Long-term deposit	729	729
Deferred tax asset	975	975
Other assets, net	339	339
Intangible assets, net	1,028	1,008
Goodwill	1,555	1,555

	6,605	6,831

Total assets	94,345	91,850

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	8,375	7,753
Other current liabilities	15,967	15,585

Total current liabilities	24,342	23,338

Long term liabilities
Liability for employee severance benefits	939	858
Other long term liabilities	4,218	5,758
	5,157	6,616

Total liabilities	29,499	29,954

Shareholders’ equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
32,564,626 issued as of June 30, 2014 and 32,497,902 issued as of December 31, 2013, outstanding 30,472,250
as of June 30, 2014 and 30,405,526 as of December 31, 2013	134	134
Additional paid-in capital	63,265	62,966
Retained earnings	3,345	694
	66,744	63,794
Treasury stock, at cost (2,092,376 as of June 30, 2014 and December 31, 2013)	(1,898)	(1,898)

Total shareholders' equity	64,846	61,896

Total liabilities and shareholders' equity	94,345	91,850

Consolidated Statements of Operations

(in thousands, except share data)

	Six Months ended June 30,		Three Months ended June 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	45,270	40,339	23,161	22,266	85,405
Cost of revenues	23,672	22,317	11,693	12,447	51,003

Gross profit	21,598	18,022	11,468	9,819	34,402

Research and development costs	6,964	7,208	3,530	3,558	14,370
Selling, general and administrative expenses	10,900	9,974	5,374	5,268	22,362
Reorganization and impairment	-	-	-	-	(3,466)

	17,864	17,182	8,904	8,826	33,266

Operating income	3,734	840	2,564	993	1,136

Financial expenses, net	694	1,078	329	512	1,738

Income (loss) before income
taxes	3,040	(238)	2,235	481	(602)

Income tax	(389)	(293)	(223)	(146)	609

Net income (loss)	2,651	(531)	2,012	335	7

Net income (loss) per ordinary share:

Basic	0.09	(0.02)	0.07	0.01	0.00

Diluted	0.09	(0.02)	0.07	0.01	0.00

Weighted average number of
ordinary shares outstanding:

Basic	30,447	29,966	30,467	30,034	30,040

Diluted	30,534	29,971	30,534	30,044	30,094

Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Six Months ended June 30,		Three Months ended June 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	U.S. dollars		U.S. dollars		U.S. dollars
Reported net income (loss) attributable to Camtek Ltd. on GAAP basis	2,651	(531)	2,012	335	7

Acquisition of Sela and Printar related expenses (1)	412	994	206	516	(1,949)
Inventory and fixed asset write –downs (2)	-	-	-	-	4,433
Share-based compensation	131	285	92	141	377
Realization of deferred tax assets (3)	-	-	-	-	(1,287)
Employee related charges (4)	-	-	-	-	490

Non-GAAP net income	3,194	748	2,310	992	2,071

Non –GAAP net income per share , basic and diluted	0.10	0.03	0.08	0.03	0.07

Gross margin on GAAP basis	47.7%	44.7%	49.5%	44.1%	40.3%
Reported gross profit on GAAP basis	21,598	18,022	11,468	9,819	34,402

Acquisition of Sela and Printar related expenses (1)	-	150	-	75	225
Inventory and fixed asset write –downs (2)	-	-	-	-	3,915
Share-based compensation	24	27	8	21	55
Employee related charges (4)	-	-	-	-	25
Non- GAAP gross margin	47.7%	45.1%	49.5%	44.4%	45.2%
Non-GAAP gross profit	21,622	18,199	11,476	9,915	38,622

Reported operating income attributable to Camtek Ltd. on GAAP basis	3,734	840	2,564	993	1,136

Acquisition of Sela and Printar related expenses (1)	-	150	-	75	(3,241)
Inventory and fixed asset write-downs (2)	-	-	-	-	4,433
Share-based compensation	123	285	84	141	377
Employee related charges		-		-	490

Non-GAAP operating income	3,857	1,275	2,648	1,209	3,195

(1)
During the three and the six months ended June 30, 2014 and 2013 and the twelve months ended December 31, 2013, the Company recorded acquisition expenses of $0.2 million, $0.4 million, 0.5 million, 1.0 million and $ (2.0) million, respectively, consisting of: (1) Revaluation adjustments of $0.2 million, $0.4 million, 0.4 million, 0.8 million  and $1.3 million, respectively, of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under finance expenses line item; (2) Implication of re-organization and impairment charges of $0, $0, $0, $0 and $(3.5) respectively; and (3) $0, $0, $0.07, $0.15 and $0.2 million, respectively, with respect to amortization of intangible assets acquired recorded under cost of revenues line item.

(2)
During the three and six months ended June 30, 2014 and 2013 and the twelve months ended December 31, 2013, the Company recorded inventory and fixed asset write downs in the amount of $0 million, $0 million, $0 million, $0 million  and $4.4 million, respectively, consisting of $0, $0,$0, $0 and $3.9 million of inventory and fixed assets recorded under cogs of revenues line item and $0, $0, $0, 4) and $0.5 million of fixed assets in operating expenses.

(3)
During the three and six months ended June 30, 2014 and 2013 and the twelve months ended December 31, 2013, the Company recorded net income of $0, $0, $0, $0 and $1.3 million, respectively, as a result of a decrease in the valuation allowance on deferred tax assets following the evaluation of the realizability of the assets based on projected future earnings.

(4)
During the three and six months ended June 30, 2014 and 2013 and the twelve months ended December 31, 2013, the Company recorded net employee related expenses of $0, $0, $0, $0  and $0.5 million, respectively, as a result of internal reorganization.